Mail Stop 6010

December 4, 2006

Richard Kurtz
Chief Executive Officer
Advanced Photonix, Inc.
2925 Boardwalk
Ann Aarbor, MI 48104

>   **Re: Advanced Photonix, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed December 1, 2006**
>   **File No. 001-11056**

Dear Mr. Kurtz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated November 10, 2006 (filed on December 1, 2006)

Item 2.02 Result of Operations and Financial Condition

1. Please revise to provide the required disclosures under Item 2.02 or remove this item from the Form 8-K.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

2. Please revise to disclose whether the Form 8-K is being filed under Item 4.02(a) or Item 4.02(b). It is unclear from your statement that "the Company concluded, based on the recommendation of its independent auditors to restate previously-issued financial statements" whether you were advised by or received notice from your independent accountant that action should be taken to prevent future reliance on previously issued audit report or if the decision was made by your board of directors. If the Form is being filed under Item 4.02(b), please revise to include the disclosures required by that item and to file a letter from your independent auditors stating whether they agree with the statements made in response to Item 4.02.

3. As a related matter, if the Form 8-K was intended to be filed under Item 4.02(b), it appears that the Form 8-K was not filed within the time frame required by General Instructions B.1 of Form 8-K. Should you consider filing a registration on Form S-3 in the future, please be advised of the eligibility requirements of that form, including General Instructions I.A.3(b).

4. Please revise to state whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02.

5. We note that you concluded that the financial statements should no longer be relied upon on November 10, 2006. We also note that the amended financial statements were filed on November 13, 2006. Please discuss when you first became aware of the improper accounting and when you determined that your financial statements should be restated. Provide a summary timeline of events following the discovery of the improper accounting to your investigations and corrective actions.

6. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-K for the periods ended March 27, 2005 and March 30, 2006. Additionally, tell us what effect the error had on your evaluation of disclosure controls and procedures as of your fiscal quarters ended June 30, 2006 and September 29, 2006.

Form 8-K dated November 13, 2006 (filed December 1, 2006)

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

7. Please revise to provide the disclosure required under Item 4.02 or revise to remove this Item from the Form 8-K.

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1

8. We note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

9. Additionally, please note that Instruction 2 to Item 2.02 of Form 8-K indicates that the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K apply to the disclosures made under that item.   We note your discussions of non-GAAP financial information does not encompass all the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Please revise your filing to comply.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions, please call me at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


Sincerely,

Kristin Lochhead
Staff Accountant
